UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Signet Jewelers Limited

(Name of Issuer)

Common Shares, $0.18 par value per share

(Title of Class of Securities)

G81276100

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2024

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G81276100	Schedule 13D	Page 2 of 15 Pages

(1)	Name of Reporting Persons: Green Equity Investors VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,155,976 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,155,976 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,155,976 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.3%
(14)	Type of Reporting Person (See Instructions): PN

*

Includes 4,118,567 Common Shares issuable upon conversion of 312,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 3 of 15 Pages

(1)	Name of Reporting Persons: Green Equity Investors Side VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,155,976 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,155,976 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,155,976 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.3%
(14)	Type of Reporting Person (See Instructions): PN

*

Includes 4,118,567 Common Shares issuable upon conversion of 312,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 4 of 15 Pages

(1)	Name of Reporting Persons: LGP Associates VI-A LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,155,976 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,155,976 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,155,976 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.3%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

*

Includes 4,118,567 Common Shares issuable upon conversion of 312,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 5 of 15 Pages

(1)	Name of Reporting Persons: LGP Associates VI-B LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,155,976 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,155,976 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,155,976 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.3%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

*

Includes 4,118,567 Common Shares issuable upon conversion of 312,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 6 of 15 Pages

(1)	Name of Reporting Persons: GEI Capital VI, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,155,976 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,155,976 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,155,976 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.3%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

*

Includes 4,118,567 Common Shares issuable upon conversion of 312,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 7 of 15 Pages

(1)	Name of Reporting Persons: Green VI Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,155,976 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,155,976 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,155,976 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.3%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

*

Includes 4,118,567 Common Shares issuable upon conversion of 312,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 8 of 15 Pages

(1)	Name of Reporting Persons: Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,155,976 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,155,976 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,155,976 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.3%
(14)	Type of Reporting Person (See Instructions): PN

*

Includes 4,118,567 Common Shares issuable upon conversion of 312,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 9 of 15 Pages

(1)	Name of Reporting Persons: LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,155,976 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,155,976 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,155,976 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.3%
(14)	Type of Reporting Person (See Instructions): CO

*

Includes 4,118,567 Common Shares issuable upon conversion of 312,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 10 of 15 Pages

(1)	Name of Reporting Persons: Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,155,976 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,155,976 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,155,976 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.3%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

*

Includes 4,118,567 Common Shares issuable upon conversion of 312,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 11 of 15 Pages

(1)	Name of Reporting Persons: Jonathan A. Seiffer
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,155,976 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,155,976 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,155,976 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.3%
(14)	Type of Reporting Person (See Instructions): IN

*

Includes 4,118,567 Common Shares issuable upon conversion of 312,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 12 of 15 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 4 to Schedule 13D (this “Amendment”) relates to shares of Series A Convertible Preference Shares, par value $0.01 per share (the “Series A Preference Shares”) of Signet Jewelers Limited, a Bermuda exempted company (the “Issuer”), which are convertible into Common Shares, par value $0.18 per share (the “Common Shares”), of the Issuer. This Amendment is being filed to report a change in the number of shares held by the Reporting Persons as a result of the repurchase of certain Series A Preference Shares by the Issuer from the Reporting Persons.

The address of the Issuer’s principal executive offices is Clarendon House, 2 Church Street, Hamilton HM11 Bermuda.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of Schedule 13D amended hereby is updated to include the following additional disclosure:

As of the date of this statement, (i) GEI VI is the record owner of 193,761 Series A Preference Shares which are convertible into 2,553,657 Common Shares, (ii) GEI Side VI is the record owner of 115,481 Series A Preference Shares which are convertible into 1,521,972 Common Shares, (iii) Associates VI-A is the record owner of 235 Series A Preference Shares which are convertible into 3,097 Common Shares, and (iv) Associates VI-B is the record owner of 3,023 Series A Preference Shares which are convertible into 39,841 Common Shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number* of Shares With Shared Voting Power		Sole Beneficial Ownership	Shared Beneficial Ownership*		Percentage of Class Beneficially Owned
GEI VI	4,155,976 (as converted	)	0	4,155,976 (as converted	)	9.3%
GEI Side VI	4,155,976 (as converted	)	0	4,155,976 (as converted	)	9.3%
Associates VI-A	4,155,976 (as converted	)	0	4,155,976 (as converted	)	9.3%
Associates VI-B	4,155,976 (as converted	)	0	4,155,976 (as converted	)	9.3%
Jonathan A. Seiffer	4,155,976 (as converted	)	0	4,155,976 (as converted	)	9.3%
Other Reporting Persons	4,155,976 (as converted	)	0	4,155,976 (as converted	)	9.3%

*

Includes 4,118,567 Common Shares issuable upon conversion of 312,500 shares of the Issuer’s Series A Convertible Preference Shares, 23,046 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

(c) See Item 4 below for a description of the transaction effected by the Reporting Persons in the 60 days prior to filing this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

CUSIP No. G81276100	Schedule 13D	Page 13 of 15 Pages

ITEM 4.	PURPOSE OF THE TRANSACTION

The disclosure provided in Item 4 of Schedule 13D amended hereby is updated to include the following additional disclosure:

On April 1, 2024, GEI VI, GEI Side VI, Associates VI-A and Associates VI-B delivered notice to the Issuer of a conversion of 312,500 Series A Preference Shares (in the aggregate) for cash in accordance with the terms of the amended Certificate of Designation of the Series A Preference Shares (the “Certificate of Designation”). See Item 6 below for a summary of the terms of the amended Certificate of Designation. Of the 312,500 Series A Preference Shares converted, GEI VI converted 193,761 Series A Preference Shares, GEI Side VI converted 115,482 Series A Preference Shares, Associates VI-A converted 235 Series A Preference Shares, and Associates VI-B converted 3,022 Series A Preference Shares. The conversion was settled in cash by the Issuer as part of a repurchase transaction for approximately $414 million, based on the volume weighted average share price on the date of the transaction signing, which was $99.34, pursuant to the terms of the amended Certificate of Designation.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure provided in Item 6 of Schedule 13D amended hereby is updated to include the following additional disclosure:

On March 30, 2024, the Board of Directors of the Issuer approved certain changes to the Certificate of Designation to be effective as of April 1, 2024, including to provide for net share settlement on conversion of the Preferred Shares. Under the terms of the net share settlement, in the event of a mandatory conversion by the Issuer or a conversion at the option of a holder of the Series A Preference Shares, in exchange for each Series A Preference Share, the Issuer will deliver cash for the stated value of the Series A Preference Share, and may elect to deliver any net settlement amount in excess of stated value in cash, shares or a combination of cash and shares. The current stated value of the Series A Preference Shares is $1,050.94 per share.

The amendment to the Certificate of Designation also includes certain restrictions on the holders’ rights to convert the Series A Preference Shares, including: (a) prior to May 1, 2024, the holders may not convert more than 50% of the Series A Preference Shares in the aggregate; and (b) after May 1, 2024, the holders may not convert more than $110 million of stated value of Series A Preference Shares (in the aggregate) in any 30-day period prior to November 15, 2024. The foregoing summary of the amended Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the amended Certificate of Designation, attached hereto as Exhibit 7.1 and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1.	Amended Certificate of Designation of Series A Convertible Preference Shares, Par Value $0.01 Per Share, of Signet Jewelers Limited (incorporated by reference to Exhibit 3.1 to Signet Jewelers Limited’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 3, 2024).

CUSIP No. G81276100	Schedule 13D	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment to Schedule 13D is true, complete, and correct.

Dated as of April 16, 2024

Green Equity Investors VI, L.P.

By: GEI Capital VI, LLC, its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

Green Equity Investors Side VI, L.P.

By: GEI Capital VI, LLC, its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

LGP Associates VI-A LLC

By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

LGP Associates VI-B LLC

By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

CUSIP No. G81276100	Schedule 13D	Page 15 of 15 Pages

GEI Capital VI, LLC

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

Green VI Holdings, LLC

By: LGP Management, Inc., its Manager

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P.

By: LGP Management, Inc., its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

LGP Management, Inc.

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

Peridot Coinvest Manager LLC

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

/S/ ANDREW C. GOLDBERG
Andrew C. Goldberg, as Attorney-in-Fact for Jonathan A. Seiffer